07020851

082-34675

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

RECEIVED
2007 FEB -6 P 12:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date February 01, 2007
Contact Michael M. Schmidt

Unaxis Holding

SUPPL

~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

PROCESSED

FEB 09 2007

THOMSON
FINANCIAL

Corporate Communications

Enclosure

- Oerlikon expands executive board

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Michael M. Schmidt
Phone +41 58 360 96 59
Fax +41 58 360 98 05
michael.m.schmidt@oerlikon.com
www.oerlikon.com

Dw 2/7

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition with CHF 4.8 billion in sales, over 18,000 employees at 170 locations in 35 countries, Oerlikon has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8 billion mark, which led to the company's inclusion in the European STOXX 600 Index. Oerlikon was the best performing stock of the year 2006.
*(*Consolidated annual turnover in 2005 for the Oerlikon Group and Saurer AG)*

END